

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2025

Robert Coldrake
Chief Financial Officer
Flutter Entertainment plc
300 Park Ave South
New York, New York 10010

>   **Re: Flutter Entertainment plc**
>   **Form 10-K for the Fiscal Year Ended December 31, 2024**
>   **File No. 001-37403**

Dear Robert Coldrake:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:　　Don Liu